John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law GroupTM
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

August 15, 2014

Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. White:

On May 30, 2014, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 69 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 70 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new series portfolios to the Trust – the REMS Real Estate Income 50/50 Fund (the “Fund”).

On July 7, 2014, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Ms. White
U.S. Securities and Exchange Commission
August 15, 2014

General:

1.	Comment: Please provide the Tandy representation on the Registrant’s response letter to these comments.

Response: Registrant has provided the Tandy representation below.

2.	Comment: Please update the Registrant’s EDGAR series and class identifiers to reflect the ticker symbols of the Fund.

Response: The Trust has updated the series and class identifiers as you have suggested.

Prospectus:

Fund Summary – Investment Objective

3.	Comment: Consider removing the second portion of the Fund’s investment objective and making it a part of a separate sentence, i.e., remove the text following “current income.”

Response:     Registrant will consider removing the text following the words “current income” in a future update to its registration statement. The rationale for postponing this change is because the Fund is a predecessor fund to a fund that is currently part of another registered investment company and which shareholders, at a meeting scheduled for July 29, 2014, are approving a plan to reorganize their fund into the Fund and the proxy statement soliciting their vote indicates that the Fund will have an identical investment objective to their fund.

Fund Summary – Fees and Expenses

4.	Comment: Please add a line item for “acquired fund fees and expenses” should the Fund have more than 1 basis points represented such expenses.

Response: The Trust has confirmed that the Fund will not require a line item for “acquired fund fees and expenses” as they represent less than 1 basis point of expenses.

5.	Comment: Please reconcile footnote 2 to the fee table with the language in the prospectus under the heading “The Investment Adviser.”

Response: The Trust has revised the disclosure as you have suggested.

Ms. White
U.S. Securities and Exchange Commission
August 15, 2014

6.	Comment: Footnote 1 to the fee table is neither required not permitted by Form N-1A. Please remove this footnote.

Response: The Trust has revised the disclosure as you have suggested.

Fund Summary – Principal Investment Strategies

7.	Comment: Please define what is included in “other real estate related investments.”

Response: The Adviser has determined to remove this language from the prospectus.

8.	Comment: Please consider using another word for “diversified” since the Fund is not diversified for 1940 Act purposes.

Response: The Trust has revised the disclosure as you have suggested.

9.	Comment: Please add a parenthetical stating “also referred to as junk bonds” following the reference to “non-investment grade securities.”

Response: The Trust has revised the disclosure as you have suggested.

Fund Summary – Principal Investment Risks

10.
Comment:      The disclosure on REIT risk is insufficient. Please summarize in this section the principal risks of investing in REITs. For example, please disclose that to the extent the Fund invests in foreign or domestic REITs, most of its distributions will be taxable as ordinary income (to the extent that they come from mortgage interest and rents), rather than qualifying for the lower rate on qualified dividends. Thus, an investment in the Fund may not be suitable for taxable entities (although we note that this Fund is intended for institutional investors).

Response: The Trust has revised the disclosure as you have suggested.

11.	Comment: Given that portfolio turnover for the most recent fiscal year was 39%, consider removing portfolio turnover risk as a principal risk of investing in the Fund.

Response:     Although the investment adviser recognizes that the Fund has experienced a low portfolio turnover rate over the last few years, the investment adviser believes there is no way to ensure that it will not exceed 100% in the future. There are a number of factors that could have a significant effect on turnover, including market conditions, and, therefore, the investment adviser believes that the risk continues to be a principal risk of the Fund. Accordingly, the Trust has determined to keep the disclosure at this time.

Frequent Trading

12.
Comment:     In the fourth paragraph under this section, please mention in the last sentence beginning with “Accordingly, the ability of the Fund to monitor ...” the requirements of Rule 22c-2(a)(2) regarding

Ms. White
U.S. Securities and Exchange Commission
August 15, 2014

shareholder information agreements as investors should be informed that their taxpayer IDs and a record of their transactions may be turned over to the Fund by their broker upon request from the Fund.

Response: The Trust has revised the disclosure as you have suggested.

Statement of Additional Information

Investment Restrictions

13.	Comment: Please disclose the Fund’s policy on concentration.

Response: The Trust has clarified the Fund’s policy on concentration.

*                     *                     *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively